I, Hyejin "Jessica" Lee, certify that:

(1) the financial statements of HandStack P.B.C. included in this Form are true and complete in all material respects; and

(2) the tax return information of HandStack P.B.C. included in this Form reflects accurately the information reported on the tax return for HandStack P.B.C. filed for the fiscal year ended 2016.



Hyejin "Jessica" Lee
CEO

8/2/2017

—

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.